Exhibit 99.1
  NASDAQ: SLGL

 This presentation contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this presentation that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding the timing of future clinical trials, our expected cash runway, and the benefits we expect to receive under our agreement with Galderma. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when those statements are made or our management’s current expectations and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risk that we will not receive all of the anticipated benefits under our agreement with Galderma, the risk that TWYNEO and/or EPSOLAY will not provide treatment to the number of patients anticipated or will otherwise not be commercially successful, risks relating to the effects of COVID 19 (coronavirus) as well as the following factors: (i) the adequacy of our financial and other resources, particularly in light of our history of recurring losses and the uncertainty regarding the adequacy of our liquidity to pursue our complete business objectives; (ii) our ability to complete the development of our product candidates; (iii) our ability to find suitable co-development partners; (iv) our ability to obtain and maintain regulatory approvals for our product candidates in our target markets, the potential delay in receiving such regulatory approvals and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained; (v) our ability to commercialize our pharmaceutical product candidates; (vi) our ability to obtain and maintain adequate protection of our intellectual property; (vii) our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; (viii) our ability to establish adequate sales, marketing and distribution channels; (ix) acceptance of our product candidates by healthcare professionals and patients; (x) the possibility that we may face third-party claims of intellectual property infringement; (xi) the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products; (xii) intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; (xiii) potential product liability claims; (xiv) potential adverse federal, state and local government regulation in the United States, Europe or Israel; and (xv) loss or retirement of key executives and research scientists. These and other important factors discussed in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 4, 2022, as amended, and our other reports filed with the SEC could cause actual results to differ materially from those indicated by the forward-looking statements made in this presentation Except as required by law, we undertake no obligation to update any forward-looking statements in this presentation.  FORWARD-LOOKING STATEMENTS

 PIONEERING TOPICAL DERMATOLOGICAL DRUGS  Two FDA Approvals Within One Year  Not a real patient  Not a real patient

 Say hello to thisnever-before-seen combo  TWYNEO® FOR ACNE WAS LAUNCHED  First and only FDA Approved Fixed‑Dose Combination of Tretinoin and Benzoyl Peroxide

 TWYNEO® FOR ACNE WAS LAUNCHED  Remarkably Growing Sales  * IQVIA

 TWYNEO® OFFERS COMPREHENSIVE TREATMENT FOR ACNE PATIENTS  Potential to Become 1st Line Treatment  Acne vulgaris is a multifactorial disease. Even though benzoyl peroxide and tretinoin are widely prescribed separately and have a complementary mechanism of action, so far, they could not be applied concomitantly because benzoyl peroxide decomposes tretinoin  TWYNEO contains a fixed‑dose combination of tretinoin and benzoyl peroxide. TWYNEO uses Sol‑Gel’s patented technology to prevent tretinoin from being degraded by benzoyl peroxide and slowly releases each of the active drug ingredients over time to provide a favorable efficacy and safety profile  TWYNEO is protected by granted patents until 2038 and by a pending patent application until 2041   Not a real patient

 * Individual results vary  BASELINE  “Severe”; 29 inflamed lesions  31 non-inflamed lesions; 1 nodule  WEEK 12  “Moderate”; 9 inflamed lesions  5 non-inflamed lesions; No nodules  TREATING SEVERE ACNE PATIENT WITH TWYNEO®  Subject 507-003 || 18 Years Old | Female | White | Not Hispanic or Latino*

 EPSOLAY® FOR INFLAMMATORY LESIONS OF ROSACEA WAS APPROVED   First and only Benzoyl Peroxide in Rosacea  Rosacea care with the brilliant touch of technology

 EPSOLAY® OFFERS EFFECTIVE TOPICAL TREATMENT FOR ROSACEA PATIENTS  Potential to Change Treatment Landscape  Inflammatory lesions of rosacea resemble acne vulgaris, except that comedones (whiteheads and blackheads) are absent and only inflammatory lesions exist  EPSOLAY contains encapsulated benzoyl peroxide, using Sol‑Gel’s patented technology. Benzoyl peroxide is an effective antibacterial drug that is not associated with bacterial resistance and is used to treat acne but not rosacea as it is assumed that rosacea patients cannot tolerate benzoyl peroxide. In Phase III clinical studies, EPSOLAY demonstrated statistically significant higher efficacy than the vehicle and favorable safety and tolerability profile, similar to vehicle  EPSOLAY is protected by granted patents until 2040 and by a pending patent application until 2041   Not a real patient

 BASELINE  “Severe”; 31 inflamed lesions  WEEK 2  “Clear”; No inflamed lesions  “Clear”; No inflamed lesions  WEEK 12  “Almost Clear”; 1 inflamed lesion  WEEK 8  “Clear”; No inflamed lesions  TREATING SEVERE ROSACEA PATIENT WITH EPSOLAY®  Subject 116-009 ||  41 Years Old | Female | White | Not Hispanic or Latino*  WEEK 4  * Individual results vary

 PARTNERING WITH MARKET LEADER GALDERMA  Galderma has Heritage of Successful Drugs in Acne and Rosacea

 REACHING FAVORABLE AGREEMENT WITH GALDERMA  Option to Regain Commercialization Rights at No Cost 5 Years following 1st Sale  $11 million in upfront and product approval payments   Mid- to high-teen percentage of royalties on net sales  Up to additional $9 million in sales milestone payments  Option to regain commercialization rights 5 years following first sale at no cost  Cash-flow positive deal as of launch  Allows for focus on innovative pipeline

 IMPLEMENTING INNOVATION  Enabling Microencapsulation Technology  Proprietary silica-based microencapsulation technology allows development of drugs that have the potential to be more effective and tolerable than existing drugs  Core/shell structure designed to boost tolerability   High encapsulation efficiency aimed to improve stability  Particle size and release rate tuned to allow efficient delivery of the entrapped API  Patented platform strengthens our IP and creates barrier to entry for generic drugs

IMPORTANT SAFETY INFORMATION

Indication: TWYNEO® (tretinoin and benzoyl peroxide) Cream, 0.1%/3% is indicated for the topical treatment of acne vulgaris in adults and pediatric patients 9 years of age and older. **Adverse Events:** The most common adverse reactions (incidence ≥ 1%) in patients treated with TWYNEO Cream were pain (stinging, burning, or pain), dryness, exfoliation, erythema (redness), dermatitis, pruritus (itching) and irritation - all at the application site. Warnings/Precautions: Patients using TWYNEO Cream may experience hypersensitivity reactions, including anaphylaxis (acute allergic reaction), angioedema (rapid swelling), and urticaria (hives). If serious hypersensitivity reaction occurs, discontinue use of TWYNEO Cream immediately and seek medical attention. Skin irritation may be experienced, including application site dryness, pain (stinging, burning or pain), exfoliation, erythema (redness), dermatitis, pruritus (itching) and irritation. Depending upon the severity, use a moisturizer, reduce the frequency of the application, or discontinue use. Avoid application to cuts, abrasions, eczematous, or sunburned skin. TWYNEO Cream may increase photosensitivity, sensitivity to ultraviolet light. Minimize or avoid exposure to natural or artificial sunlight (tanning beds or UVA/B treatment). Use sunscreen or protective clothing when sun exposure cannot be avoided. Discontinue use of TWYNEO Cream at the first evidence of sunburn.

You are encouraged to report negative side effects of prescription drugs to the FDA. Visit www.fda.gov/medwatch or call 1-800-FDA-1088

Indication: EPSOLAY® (benzoyl peroxide) Cream, 5% is indicated for the treatment of inflammatory lesions of rosacea in adults. **Adverse Events:** The most common adverse reactions (incidence ≥ 1%) in patients treated with EPSOLAY Cream were pain, erythema (redness), pruritus (itching) and edema (swelling), all at the application site. Warnings/Precautions: Patients using EPSOLAY Cream may experience hypersensitivity reactions, including anaphylaxis (acute allergic reaction), angioedema (rapid swelling), and urticaria (hives). If serious hypersensitivity reaction occurs, discontinue use of EPSOLAY Cream immediately and seek medical attention/initiate appropriate therapy. Skin Irritation/contact dermatitis may be experienced, including erythema (redness), scaling, dryness, and stinging/burning. Irritation and contact dermatitis may occur. Use a moisturizer and discontinue EPSOLAY Cream if symptoms do not improve. Avoid application to cuts, abrasions, eczematous, or sunburned skin. EPSOLAY Cream may increase photosensitivity, sensitivity to ultraviolet light. Minimize or avoid exposure to natural or artificial sunlight (tanning beds or UVA/B treatment). Use sunscreen or protective clothing when sun exposure cannot be avoided. Discontinue use of EPSOLAY Cream at the first evidence of sunburn.

You are encouraged to report negative side effects of prescription drugs to the FDA. Visit www.fda.gov/medwatch or call 1-800-FDA-1088

Sol-Gel Advanced Topical Therapy

Company and Products Overview | June 2022 14

PURSUING LEADERSHIP IN DERMATOLOGY

Innovative Pipeline of Topical Skin Medications

Product	research	pre-clinical / non-clinical	phase I	phase II	phase III	filed	Partner
TWYNEO® Tretinoin and Benzoyl Peroxide Cream, 0.1%/3% Acne Vulgaris	■	■ (pre-clinical)	■	■	■	FDA approval 07/26/2021	GALDERMA
EPSOLAY® Benzoyl Peroxide Cream, 5% Inflammatory Lesions of Rosacea	■	■ (pre-clinical)	■	■	■	FDA approval 04/22/2022	GALDERMA
SGT-210 Topical Erlotinib Keratoderma & Other Dermatologic Indications	■	■ (non-clinical)	POC				
SGT-310 Tapinarof Cream Psoriasis & Other Dermatologic Indications	■	■ (non-clinical)					
SGT-510 Topical Roflumilast + "Agent A" Psoriasis & Other Dermatologic Indications	■	■ (non-clinical)					

Sol-Gel Advanced Topical Therapy

Company and Products Overview | June 2022 15

Initiate clinical development with a higher concentration of erlotinib in H1 23  DEVELOPING FIRST ERLOTINIB TOPICAL DRUG  SGT-210 for Keratoderma and other Skin Conditions  NEXT  STEPS  SGT-210  20 patent applications for erlotinib in various skin conditions (as of May 12, 2021)Potential IP protection until 2041  Intended to regulate epidermal growth factor receptor (EGFR) without significant side effects caused by the oral drug

 Initiate clinical development in H1 23  DEVELOPING NOVEL TAPINAROF CREAM  SGT-310 for Psoriasis and other Skin Conditions  NEXT  STEPS  SGT-310  42 patent applications for tapinarof in various skin conditions (as of May 12, 2021)Potential IP protection until 2042  Intended to be an alternative to an FDA approved tapinarof cream, 1%

 DEVELOPING NOVEL ROFLUMILAST COMBINATION TOPICAL DRUG  SGT-510 (Roflumilast + “Agent A”) for Psoriasis and other Skin Conditions  NEXT  STEPS  SGT-510  Initiate clinical development in H2 22  A patent application was filed  Potential IP protection until 2039  Designed to be potentially more effective than roflumilast cream, 0.3%, for which an NDA was submitted to the FDA

 FOCUSING ON INNOVATIVE PIPELINE WHILE SECURING NON-DILUTIVE FUNDING  Sale of Generic Assets to Padagis  Sale of Generic Assets to Padagis in return for $21 million in quarterly installments over 24 months  Proceed with 50/50 gross profit-sharing collaboration on 2 programs encompassing 4 high-value generic drug candidates  Allows for focus on innovative pipeline   Reduces the need to raise dilutive capital

 Financials  March 31, 2022  Cash and Investments  $36.3 million  Shares Outstanding  23,119,068 ordinary shares  Expected Partnership Payments  Quarterly payments by Padagis; Royalties from Galderma  Cash Runway  Based on expected payments from Galderma and Padagis, we anticipate that our cash resources will enable funding of operational and capital expenditure requirements until the end of 2023  Gross proceeds of $86.3 million raised in IPO on February 5, 2018  Gross proceeds of $11.5, $23 and $5 million raised in follow-on offerings on August, 2019, February 2020, and April 2020, respectively  Generated non-dilutive income totaling $63.7 million from agreements with Galderma, Padagis and royalties from two generic drugs  $3.2 million net revenues from generic products in 2021  SECURING A STRONG BALANCE SHEET  Financial Profile

 BUILDING OUR FUTURE  Investor Highlights  Completed development of EPSOLAY and TWYNEO and gained FDA approvals  Maximized likelihood of market success for EPSOLAY and TWYNEO through commercialization agreements with US market leader, while retaining the option to regain commercialization rights 5 years following 1st commercial sale   Defined innovative product pipeline which targets multiple significant US markets and paves the way, together with the market success of EPSOLAY and TWYNEO, to transform Sol-Gel into a leading dermatology company

  NASDAQ: SLGL